Undercurrent VR, Inc.

Statement of Changes in Shareholders' Equity (Deficit)

From April 26, 2017 (Inception) to November 30, 2017

(Unaudited)

	Common Stock		Retained Earnings	Total Shareholders' Equity (Deficit)
	Shares	Amount		
Balance, April 26, 2017 (Inception)	-	$ -	$ -	$ -
Issuance of shares	71,000	1,775		1,775
Net loss			(2,301)	(2,301)
Balance, November 30, 2017	71,000	$ 1,775	$ (2,301)	$ (526)